SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K for the month of April 2002

Hellenic Telecommunications Organization S.A.
(Translation of Registrant's Name into English)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

Enclosure: Press release April 10, 2002: "OTE REFUTES RUMORS REGARDING ITS INTERETS IN CESKY TELECOM"

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEWS RELEASE

OTE REFUTES RUMORS REGARDING ITS INTEREST IN CESKY TELECOM

ATHENS, Greece – April 10, 2002 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today issued a statement refuting rumors concerning a potential OTE role in the privatization of Cesky Telecom, the Czech telecoms operator.

OTE management confirms that it has reviewed the opportunities afforded by Cesky Telecom and has decided that this company does not fit with its current financial strategy, as OTE's main priority is to focus on its existing international assets and improve their operational results.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 10 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 10 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 2, 2002

By: ____________________
Name: Dimitris Kouvatsos
Title: Chief Financial Officer